October 28, 2011

United States Securities & Exchange Commission
Ms. Linda Cvrkel
Branch Chief
Division of Corporate Finance
Washington, D.C. 20549

Re:	Florida Gaming Corporation
Form 10-K for the Year Ended December 31, 2010
Filed March 31, 2011
File No. 000-09099

Dear Ms. Cvrkel:

We would like to express our appreciation for your comments and questions concerning our most recently issued forms 10-K and 10-Q. These insights help further our commitment of perfecting our financial reporting process and strengthening our communication lines with the SEC.

In reply to the agency’s request for additional information regarding the Company’s filing of Form 10-K for the fiscal year ended December 31, 2010, we provide the following information:

Form 10-K for the Year Ended December 31, 2010

Management’s Discussion and Analysis or Plan of Operation Fiscal Year 2010 Compared with Fiscal Year 2009, page 19

1.
We note that your discussion of the results of operations includes a quantification of the changes in revenues and expenses between periods. However, in addition to the quantification of the changes, we believe that a discussion of the reasons why the changesoccurred would be beneficial to the reader. For example, you disclose that pari-mutuel revenue decreased by 40% between 2009 and 2010, however you do not disclose the reasons for the decrease. Please revise future filings to discuss the significant change between periods for each of the revenue or expense line items, as applicable.

We will discuss the significant change between periods in the future.

Ms. Linda Cvrkel
United States Securities & Exchange Commission
October 28, 2011

Notes to the Financial Statements

General

2.
In light of the significant amount of property, plant and equipment recorded on your balance sheet as of December 31, 2010 and 2009, please revise the notes to the financialstatements in future filings to disclose your accounting policy for reviewing long-lived assets for potential impairment. Your disclosure should include the method used to evaluate potential impairment and any significant assumptions included in the analysis. Your disclosure in the Critical Accounting Estimates section of MD&A should be similarly revised to discuss your analysis as it relates to all long-lived assets, rather than just property held for sale.

 In future filings we will revise the notes and critical accounting estimates in the MD&A to disclose our method used to evaluate potential impairment and any significant assumptions of long-lived assets.

Note H. Notes Payable and Long-Term Debt

3.
We note your disclosure that under a March 2010 complaint, ICC demanded among other things, damages of $358,823 plus interest, costs and such further relief as the court deems proper. Please tell us if you have accrued any amount at December 31, 2010. If not, please explain to us why you do not believe accrual of the loss contingency was necessary at December 31, 2010. See guidance in ASC 450-20-25-2. Also, we note the disclosure in Note 11 to the Form 10-Q for the six months ended June 30, 2011 that in addition to paying the ICC loan in full, you paid Isle simulcast fees of $354,743 and collection of expenses in May 2011. Please tell us how you accounted for these fees and collection expenses in 2011 and tell us if these amounts relate to the damages sought in the March 2010 complaint. We may have further comment upon review of your response.

During 2009, the Company became delinquent in the payments pursuant to the Simulcast Wagering Agreement between the Company and Pompano Park (“Pompano”) owned by Isle of Capri (“Isle”). At December 31, 2009, the Company had accrued simulcast payables to Pompano of $357,741.79. The complaint filed by Isle in March 2010, included damages of $358,823 for simulcast wagering that was owed to Pompano facility, plus the Company owed interest and attorney fees for the note that became due on December 31, 2009. The Company accrued the amounts owed to Pompano monthly, along with continuing to accrue the default interest rate owed to Isle during 2010. At December 31, 2010, the Company had accrued $885,986.24 in accrued interest, $368,919 in accrued simulcast fees to Pompano, and accrued an additional $50,000 in professional fees for collection amounts owed in connection with the Isle of Capri Note. All amounts owed to Isle had been accrued when the loan, interest, collection fees and simulcast wagering fees were paid off in May, 2011.

Ms. Linda Cvrkel
United States Securities & Exchange Commission
October 28, 2011

4.
We note your disclosure that the Freedom Financial note was refinanced on May 1, 2009,again on September 1, 2009, March 1, 2010 and September 1, 2010 with maturity extended until September 1, 2011. Please tell us how you considered the guidance in ASC 470-50-40 in determining the appropriate accounting treatment for each refinancing and tell us whether the refinancing represented an exchange or modification of debt instruments with substantially different terms as defined in ASC 470-50-40.

Concerning our refinanced notes with Freedom Holding on May 1, 2009, September 1, 2009, March 1, 2010, and September 1, 2010, we reviewed ASC 470-50-40 and used its guidance to determine if the new debt instruments were substantially different than the old debt. The present value of the remaining cash flows under the terms of the original instrument is less than ten percent, and therefore we determined that the new debt was not a substantially different debt instrument. The Notes were accounted for as debt refinances. The Company incurred no costs to refinance the notes.

Note J. Summer Jai-Alai

5.
We note your disclosure that you recorded a gain of $1,907,509 in connection with the sale of your 21% interest in the Summer Jai-Alai Partnership in October 2010. Please provide us details as to how the $1,907,509 gain was calculated or determined. Include in your response the carrying amount of the investment in the Partnership prior to the sale. Also, please describe for us the nature of the terms related to the APUA including the responsibilities of the company in relation to the Summer Permit subsequent to the October 2010 sale. In this regard, we note your disclosure on page 4 of your filing that all revenue of any type produced, and all costs, expenses, and liabilities incurred from the Summer operations that specifically occur at the Facility during the APUS’s term belongs entirely to the centers. Please clarify for us the nature of any continuing involvement the Company has in the Summer Permit and why you believe that gain recognition was appropriate in this transaction.

The Company’s interest of 21% in the Summer Jai-Alai partnership was purchased for $2,501,583 by Flagler, a third party and competitor. The Company was paid $2,000,000 in cash and the Company was paid non-cash compensation of $501,583 for the cancellation of a promissory note owed to Flagler and Calder. The company had a carrying amount of $92,491 in the investment in the Partnership.

Summer Jai-Alai Permit Sale	$2,501,583
Investment in Partnership	(92,491)
Gain on Sale	$2,409,092

Ms. Linda Cvrkel
United States Securities & Exchange Commission
October 28, 2011

The gain is included in Other Income in our financial statements comprising $501,583 in State Tax Credits and $1,907,509 in gain on sale. In retrospect, the portion carried in State Tax Credits would be more descriptive if included in the gain on sale caption. Regardless, Otber Income remains the same.

 Florida Gaming and the Partnership have agreed in the Amended and Restated Permit Use Agreement (“APUA”) that Florida Gaming has the obligation to conduct business activities under the Summer Permit at the Miami Jai Alai Facility during the Summer Season, May 1st through November 30th, including without limitation the exhibition and wagering on the live games of jai alai, facility admissions and box office, sales of food and beverages (including alcoholic beverages), sales of merchandise, parking, and other related undertakings during the Term of this Agreement (collectively the "Summer Operations"), and shall be entitled to all revenues and other benefits related solely to such Summer Operations that occur at the Miami Jai Alai Facility.

 Florida Gaming shall continue to manage and operate the Miami Jai Alai Facility, including but not limited to the premises set forth in the Lease Agreement during the Term (the "Management Services"). Florida Gaming shall conduct the minimum number of performances required under Florida law for the Summer Permit to be authorized and eligible to conduct pari-mutuel, intertrack wagering, and cardroom operations, but not more than One Hundred and Fifteen Percent (115%) of such minimum required performances. Florida Gaming will employ and retain all of the personnel necessary to provide the Management Services, at Florida Gaming's cost, and Florida Gaming will also pay the costs of operating the Miami Jai Alai Facility during the Term. Florida Gaming shall provide the Management Services substantially of the same level as it provides with respect to the conduct of live jai alai under the MJA Permit, and subject to the same terms and conditions. Florida Gaming has a duty to maintain the Summer Permit. Florida Gaming shall take all steps, at its expense, as may be necessary to keep the Summer Permit in good standing under applicable Florida Law.

The Partnership will pay $7,500 per performance (not more than 115% minimum required performances) to Centers to keep the license viable and maintain its value as a potential means of accessing a cardroom in the future. If the Partnership obtains a license under Summer Permit to conduct cardroom operations at a location other than Miami Jai-Alai, the Partnership will remit to Florida Gaming four (4) percent of the Partnership’s weekly gross cardroom receipts to supplement prized paid in connection with live jai-alai games conducted at Miami Jai-Alai in accordance with Section 849.086(13)(d)1, Florida Statutes (2010).

Form 10-Q for the six months ended June 30, 2011

Statements of Cash Flows, page 6

6.
We note from your consolidated statements of cash flows and from the disclosures included in Note 11 that certain of your debt obligations have been modified to providefor payable-in-kind interest. Please confirm that you will reflect these amounts as cash flows from operating activities in the periods when this payable-in-kind interest is paid.

When the paid –in-kind interest is paid, we will reflect these amounts as cash flows from operating activities.

Note 4. Options and Warrants, page 9

7.	We note your disclosure that on July 11, 2011 you extended 362,500 options for one year

Ms. Linda Cvrkel
United States Securities & Exchange Commission
October 28, 2011

and recorded an expense for these options in the third quarter. Please tell us and disclose in future filings the amount of expense recognized for this extension of the options and the assumptions used to determine the value of the options at the time of the modification.

The fair value of the options were determined using the Black-Scholes option pricing model consistent with ASC Topics 718 and 505-50. The Black-Scholes option pricing model uses assumptions for inputs including the risk-free rate of return, expected forfeitures, expected volatility, expected term, and expected dividends. The risk-free rate of return for the options is based on U.S. Treasury zero coupon issues with a remaining term equal to the expected option term. Expected forfeitures are based on environmental factors tied to the options and warrants as well as historical behavior. Expected volatilities are based on historical volatility of the Company’s stock. Expected terms are generally based on the option’s contractual term unless environmental factors reflect that the option holder would likely exercise their option sooner. Expected dividends are based on historical dividends paid on the Company’s common stock. The company recorded an expense of $84,703 during the third quarter using the assumptions below:

Date of Grant	# of Options	Risk Free Rate	Expected Forfeitures	Expected Volatility	Expected Term in Years	Expected Dividends
July 11, 2011	362,500.17%		50%	62.9%	1	None

8.
We note your disclosure that in connection with the April 25, 2011 Credit Agreement, thelenders received warrants to acquire 35% of the stock in Centers (Centers Warrants) and warrants equal to 30% of your fully diluted common equity ownership (Company warrants). Please explain to us and disclose in the notes to the financial statements in future filings, how you accounted for these warrants at the time of their issuance. Your response and revised disclosure should include all significant assumptions used in determining the value of the warrants, as applicable.

The Company did not account for the warrants at the time of issuance because there are too many contingencies on the warrants becoming exercisable for either Centers or the Company. The Company warrants will only be valid if the Company needed to access any of amount of the $3.0 million completion guarantee which was funded by the term loan to complete the project on time. Even then, the Company would have the right to raise new equity to replace the completion guarantee and the warrants would be canceled. The Company does not anticipate accessing any amount of the $3.0 million. Centers is not publicly traded and the value of the warrants will not be determined until a trigger events happens. Once a trigger event happens, the Company will have to hire an arbitrator and calculate the value of the company, the debt owed, and the value of the warrants.

Ms. Linda Cvrkel
United States Securities & Exchange Commission
October 28, 2011

Note 8. Credit Agreement, page 12

9.
We note your disclosure that on April 25, 2011 in connection with the closing of the Credit agreement, several Note obligations of the company were modified, among other things, to increase maturity dates and give the option of paid-in kind interest. Please tellus how you considered the guidance in ASC 470-50-40 in determining the appropriate accounting treatment for each of the debt modifications and tell us whether the refinancing represented an exchange or modification of debt instruments with substantially different terms as defined in ASC 470-50-40.

The Company reviewed ASC 470-50-40 and used its guidance to determine if the new debt instrument was substantially different than the old debt. The present value of the remaining cash flows under the terms of the original instrument is less than ten percent, and therefore we determined that the new debt was not a substantially different debt instrument. The Notes were accounted for as debt refinances. The Company incurred no costs to refinance the notes. We will present these details in our future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 28

10.
We note from your disclosure that some of the components of “Other Assets” at June 30,2011 include $5,338,198 in capitalized financing costs, $1,677,233 in loan points, prepaid slot license of $2,500,000, $250,000 to the Florida Council on Compulsive Gambling, and prepaid insurance of $1,105,274. Please tell us and disclose in the notesto the financial statements in future filings, how you are accounting for the capitalized financing costs and loan points. Also, please tell us and disclose in future filings the nature of the prepaid slot license and how you will account for the asset in future reporting periods (i.e. amortization period).

The capitalized financing costs and loan points are being amortized on a straight line basis over the life of the loan which is five years. The annual slot license of $2,500,000 and $250,000 for problem gambling will be expensed and amortized on a straight line basis over the period they produce revenue. i.e. The casino opens in December, and the license renews in May, we will amortize the expense over the six month period.

Form 8-K furnished July 21, 2011

11.
We note from your disclosures in the Form 8-K furnished July 21, 2011 that on July 7, 2011 the County Board approved the Street Closing Resolutions to close 37th Avenue and following this vote, the Company is required to pay up to $1,000,000 for remediation of 36th Avenue, $570,000 which will be paid for design and engineering costs of the 36th

Ms. Linda Cvrkel
United States Securities & Exchange Commission
October 28, 2011

Avenue remediation. Please tell us, and disclose in future filings, how you have accounted for this remediation liability in the third quarter of 2011. If you have not recorded the liability in the third quarter of 2011, please tell us why not and explain how you will account for the costs in future reporting periods.

The $570,000 was paid in August, 2011, and was accounted for in the construction work in progress account. The $430,000 was accrued during the third quarter.

As requested by your letter, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (812) 945-7211 if you have any additional questions or comments.

Very truly yours,

/s/ Kimberly Tharp
Kimberly Tharp
Chief Financial Officer